

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2012

Via E-mail
Steve Dai
Chief Financial Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013, P.R. China

>   **Re: Yucheng Technologies Limited**
>   **Form 20-F & Form 20-F/A for the Fiscal Years Ended December 31, 2011**
>   **Filed April 27, 2012 and May 9, 2012, respectively**
>   **File no. 001-33134**

Dear Mr. Dai:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 60

1.   We note your response to prior comment 2 in your letter dated April 20, 2012 where you indicate that the "original businesses" are defined as those that were originated in the software solutions and services and the platform and maintenance services that you provided to customers. Based on your disclosures on page 10, your current business was formed upon the consummation of the November 24, 2006 acquisition and was followed

by five acquisitions in fiscal 2007. Therefore, it is unclear what business operations you had prior to the 2006 and 2007 acquisitions that would be included in the "original business" and qualify as a separate component of your operating segment. Please clarify and explain, in detail, how you considered the guidance in paragraphs 33 – 38 of ASC 350-20-35 in concluding that the "acquired businesses" and the "original businesses" should be considered separate reporting units for purposes of your goodwill impairment analysis.

2.   Please explain, in detail, how you applied each of the factors described in your April 20, 2012 letter (comment 3) and in your discussion on page 61 in determining the implied premium used in your goodwill impairment analysis. In your response, please provide the specific documentation and analysis that supports the 108% implied premium used in your evaluation of goodwill impairment.

3.   Tell us how you considered the fair value of the non-controlling interest in Sunrisk in the determination of fair value used in your goodwill impairment analysis.

4.   Also, tell us how the $3.90 per share that you are currently offering in the proposed going-private merger transaction has factored into your assessment of goodwill impairment. To the extent that you continue to believe goodwill is not impaired despite this pending transaction, please explain, in detail, your conclusions. In your response, describe the methodologies used to determine fair value in your evaluation of goodwill impairment and tell us how that compares to the valuations used to determine the $3.90 per share price in the pending transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3499 if you have questions or if you need further assistance.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief